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SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Nassau Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 Riverfield Drive
(No. and Street)

Weston (City) CT (State) 06883 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Francis Lavelle 203·221·0591
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shapiro Goldstein & Moses
(Name – *if individual, state last, first, middle name*)

366 North Broadway - Suite 403 (Address) Jericho (City) NY (State) 11753 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

04/18

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD

OATH OR AFFIRMATION

I, J. Francis Lavelle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Nassau Group, as of March 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR + CEO

Title

GWINEVERE B VON LUDWIG
Notary Public - State of New York
NO. 01VO6068610
Qualified in New York County
My Commission Expires 1-7-06

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE NASSAU GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

Shapiro
Goldstein & Moses, LLP
Certified Public Accountants and Consultants

THE NASSAU GROUP, INC.

DECEMBER 31, 2004

FINANCIAL STATEMENTS

CONTENTS

Shapiro
Goldstein & Moses, LLP
Certified Public Accountants and Consultants



Shapiro Goldstein & Moses, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

6800 Jericho Turnpike, Suite 208W
Syosset, NY 11791
Tel. 516-932-0404
Fax: 516-932-7882
Website: www.sgmcpa.com

REPORT OF INDEPENDENT AUDITORS

To the Stockholders
THE NASSAU GROUP, INC.
Weston, Connecticut

We have audited the accompanying statement of assets and liabilities arising from cash transactions of **THE NASSAU GROUP, INC.** as of December 31, 2004, and the related statements of revenue collected and expenses paid and the statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements were prepared on the basis of cash receipts and disbursements, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets and liabilities arising from cash transactions of **THE NASSAU GROUP, INC.** as of December 31, 2004, and its revenue collected and expenses paid during the year then ended, on the basis of accounting described in Note 1.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11-12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Shapiro Goldstein & Moses, LLP

SHAPIRO GOLDSTEIN & MOSES, L.L.P.

Syosset, New York
March 30, 2005

THE NASSAU GROUP, INC.

STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 2004

ASSETS

CURRENT ASSETS	
Cash and cash equivalents -- Note 1	$ 1,126,287
Due from stockholder -- Note 2	11,707
Total current assets	1,137,994
PROPERTY AND EQUIPMENT - at cost - Note 4	26,135
OTHER ASSETS	
Investments -- Note 5	20,067
Total other assets	20,067
Total assets	$ 1,184,196

See Auditors' Report
and Notes to Financial Statements.

Shapiro
Goldstein & Moses, LLP
Certified Public Accountants and Consultants

THE NASSAU GROUP, INC.

STATEMENT OF ASSETS AND LIABILITIES
(Continued)

DECEMBER 31, 2004

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Pension payable	$ 5,407
Total current liabilities	5,407
LONG-TERM LIABILITIES	
Note payable -- Note 2	23,300
Total long-term liabilities	23,300
Total liabilities	28,707
COMMITMENTS -- Note 6	
STOCKHOLDERS' EQUITY	
Common stock, par value $.01 per share; authorized 10,000 shares, issued and outstanding 4,250 shares	42
Additional paid-in capital -- Note 9	1,304,958
Retained deficit	(149,511)
Total stockholders' equity	1,155,489
Total liabilities and stockholders' equity	$ 1,184,196

See Auditors' Report
and Notes to Financial Statements.

Shapiro
Goldstein & Moses, LLP
Certified Public Accountants and Consultants

THE NASSAU GROUP, INC.

STATEMENT OF REVENUE COLLECTED AND EXPENSES PAID

YEAR ENDED DECEMBER 31, 2004

		% of Revenues
REVENUES FOR SERVICES -- NOTE 8	$ 2,744,755	100.00
GENERAL AND ADMINISTRATIVE EXPENSES	2,532,767	92.28
INCOME FROM OPERATIONS	211,988	7.72
OTHER INCOME AND LOSS		
Interest and dividend income	1,268	0.05
Loss on abandonment or sale of property and equipment -- Note 4	(63,181)	(2.30)
Loss on investments	(2,909)	(0.11)
	(64,822)	(2.36)
NET INCOME	147,166	5.36
Retained earnings, beginning of year	41,918	
Shareholder distributions	(338,595)	
Retained deficit, end of year	$ (149,511)	

See Auditors' Report
and Notes to Financial Statements.

THE NASSAU GROUP, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 147,166
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation and amortization	27,859
Loss on abandonment or sale of property and equipment	63,181
Loss on investments	2,909
Changes in operating assets and liabilities:	
Decrease in other receivables	107,388
Decrease in security deposit and rent prepayment	20,353
Increase in pension payable	83
Net cash provided by operating activities	368,939
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of property and equipment	(37,912)
Increase in due from stockholder	(1,500)
Net cash used in investing activities	(39,412)
CASH FLOWS FROM FINANCING ACTIVITIES	
Stockholder distributions	(338,595)
Net cash used in financing activities	(338,595)
Net decrease in cash and equivalents	(9,068)
Cash and cash equivalents, beginning of year	1,135,355
Cash and cash equivalents, end of year	$ 1,126,287

See Auditors' Report
and Notes to Financial Statements.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of **THE NASSAU GROUP, INC.**, (the "Company") is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

a. Business description

The Company operates as a strategic advisory firm in the area of mergers, acquisitions, and private capital raising.

b. Basis of accounting

The accompanying financial statements have been prepared on the cash receipts and disbursements basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. The cash basis differs from generally accepted accounting principles primarily because the effect of non-cash transactions is not reflected in the financial statements.

c. Property and equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using an accelerated method for financial purposes over their estimated useful lives, generally five to seven years.

d. Income taxes

The Company has elected to be taxed under Subchapter "S" of the Internal Revenue Code for Federal purposes. The Company's shareholders will bear the burden of any income taxes arising out of the Company's results of operations. The Company provides for income taxes for local jurisdictions.

e. Use of estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f. Cash, cash equivalents, and concentrations of risk

Cash, cash equivalents, and concentrations of risk consist of cash on hand, cash held in bank checking accounts, and cash held in money market or savings accounts.

The statements of cash flows classify changes in cash and cash equivalents (short-term, highly liquid investments readily convertible into cash with an original maturity of three months or less) according to operating, investing, or financing activities.

Financial instruments which potentially expose the Company to concentrations of risk consist principally of cash, marketable securities and accounts receivable.

The Company places its cash with a financial institution which management considers to be of high quality; however, at times such deposits may be in excess of the Federal Deposit Insurance Corporation insurance limit.

Concentration of credit risk with respect to accounts receivable can result from a significant portion of the revenues being derived from a small number of entities. The Company generally extends credit to its customers without collateral; however, it closely monitors extensions of credit and its customers consist of very large commercial entities to whom management believes credit can be issued to with minimal risk.

NOTE 2 -- RELATED PARTY TRANSACTIONS

At December 31, 2004 the principal stockholder owed the Company $11,707. This stockholder loan is non-interest bearing and is expected to be repaid within the next twelve months and is therefore classified as current.

In December 2000, the Company borrowed $23,300 from its principal stockholder in order to invest in NASDAQ. The note calls for interest accruing at a rate of 5 percent per annum and the note was due in one installment on or before December 31, 2003. This maturity date has been extended by the principal stockholder to June 30, 2006. The note is collateralized by this investment.

NOTE 3 -- OTHER RECEIVABLES

As of December 31, 2003, the Company was due $30,723 resulting from the erroneous overpayment of payroll taxes. This amount was refunded in January 2004. In addition, the Company was due reimbursement of $76,665 from its subtenant, representing the subtenant's share of the cost of improvements made to its office premises. This amount was received in February 2004.

NOTE 4-- PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Software and Web Design Costs	$ 32,504
Office Equipment	147,862
Furniture & Fixtures	86,263
	266,629
Less: Accumulated depreciation and amortization	240,494
	$ 26,135

The total charges to income for depreciation and amortization of these assets were $27,859 for 2004. During 2004, leasehold improvements with a net book value of $61,281 were abandoned and office equipment was sold resulting in a loss of $1,900.

NOTE 5 -- INVESTMENTS

The Company has invested in two separate entities and is using the equity method of accounting for both of these investments. These investments consist of the following:

(1) An original investment of $54,750 in a technology oriented consulting group organized as an LLC, and
(2) the purchase of 500 shares and 1200 warrants of NASDAQ at a cost of $23,300.

Each of the above represent minority interests with no ascertainable fair market value.

NOTE 6 -- LEASES

Effective June 15, 2003, the Company entered into a lease expiring in June 2009 for rental of its office premises. The lease called for initial base rentals of $104,580 per annum and included provisions for payment of electricity charges and escalation costs for real estate taxes. During 2004, the Company entered into an agreement with the landlord to terminate the lease and vacate the premises. The agreement called for payment of $69,573, representing four months of rent, $30,000 in estimated commission expenses associated with procuring a new tenant, and $4,773 for "stub" period rent. In addition, the Company agreed to forfeit the security deposit and advance rent previously paid, totaling $19,090, in the event the premises are not rented by April 30, 2005. In the event the premises are rented for an amount in excess of that provided for in the existing lease, the Company will be partially reimbursed provided other requirements are met. Rent expense related to these premises during the year ended December 31, 2004 was $142,304.

The Company entered into a sublease with a subtenant for the same term as provided for in their lease. The lease provided for base rent, electricity, and real estate tax escalation costs equal to one-third of the amounts called for in its lease. Rental income, inclusive of electricity charges, related to this sublease during the year ended December 31, 2004 was $50,255. The rental income has been offset against rent expense in these financial statements.

NOTE 7 -- PENSION PLAN

In January 2001, the Company formed a 401(k) plan which calls for the matching of employee salary deferrals at a rate of 25 percent at the discretion of the Company. During 2004, the Company remitted $12,972 due from 2003. They will not make a matching contribution for the year ended December 31, 2004.

Effective January 1, 2003, the Company formed a defined benefit pension plan and a profit sharing plan covering all employees after one year of service. Contributions made under this plan during the year ended December 31, 2004 were $172,302, including $40,702 related to 2003.

NOTE 8 --REVENUES FOR SERVICES

Included in revenues are transaction success fees of $2,242,775 consisting primarily of $1,155,275 received from Trojan Technologies, Inc., and $1,050,000 from ISCO, Inc.. Other revenues consist primarily of ongoing retainer fees received from clients.

NOTE 9 -- RESTRICTED STOCK PLAN

In 2002, the Company adopted a plan whereby restricted stock awards will be granted to employees, officers, directors, and others. During 2003, the Company issued 25 restricted shares of its common stock to directors of the Company. The stock was valued at $1,000 per share. This value is based on the amount used in a 1999 stock subscription agreement and the Company believes that this amount approximates fair market value. No stock awards were granted during 2004.

NOTE 10 -- OTHER

Under an agreement entered into in October 2004, the Company's chief executive officer and one of its managing directors, constituting majority shareholders of the Company, agreed to join another firm. Under the terms of the agreement, these individuals will continue to function in their current capacities with the Company in completing ongoing projects as detailed in the agreement. It is contemplated that the Company will wind down its business operations and all new activities will be performed through the other firm. The Company is in the process of repurchasing the shares of its minority shareholders.

NOTE 11 -- SUPPLEMENTARY CASH FLOW INFORMATION

Cash paid for interest was $-0-.
Cash paid for income taxes was $300.

SUPPLEMENTARY INFORMATION

THE NASSAU GROUP, INC.

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

YEAR ENDED DECEMBER 31, 2004

		Percent of Revenues
Officer's salary	$ 1,052,641	38.35
Office salaries	470,071	17.13
Outside services	115,604	4.21
Board and directors fees	9,000	0.33
Travel	53,959	1.97
Professional fees	103,652	3.78
Pension expense	185,274	6.75
Payroll taxes	64,881	2.36
Rent expense	98,835	3.60
Telephone	56,540	2.06
Insurance	55,526	2.02
Employee benefits	52,711	1.92
Office expense	71,470	2.60
Entertainment	12,610	0.46
Auto expense	10,484	0.38
Depreciation	27,859	1.01
Miscellaneous	8,389	0.31
Recruiting expense	1,956	0.07
Equipment rental	11,530	0.42
Seminars and conferences	5,664	0.21
Advertising	48,396	1.76
Research fees	77,172	2.81
Licenses and fees	10,450	0.38
Reimbursed expenses	(71,907)	(2.62)
	$ 2,532,767	92.28

See Auditors' Report.

THE NASSAU GROUP, INC.

COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENT

YEAR ENDED DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

Stockholders' Equity Qualified for Net Capital		$ 1,155,489
Less Non-Allowable Assets:		
Property and Equipment	26,135	
Due from stockholder	11,707	
Investments	20,067	
Total Non-Allowable Assets		57,909
NET CAPITAL		$ 1,097,580

COMPUTATION OF AGGREGATE INDEBTEDNESS

Liabilities from Statement of Assets and Liabilities	$ 28,707
Percentage of Aggregate Indebtedness to Net Capital	2.62
Percentage of Debt to Debt Equity	2.48

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$ 1,914
Minimum Dollar Net Capital Requirement	$ 5,000
Excess Net Capital	$ 1,092,580
Excess Net Capital at 1000%	$ 1,097,580

See Auditors' Report.

THE NASSAU GROUP, INC.

AUDITORS' REPORT ON MATERIAL INADEQUACIES

YEAR ENDED DECEMBER 31, 2004

During the period of our engagement, our audit did not disclose any material inadequacies in the Company's accounting system, system of internal accounting controls, or procedures for safeguarding assets.

Shapiro Goldstein + Moses, LLP

SHAPIRO GOLDSTEIN & MOSES, L.L.P.